Exhibit 99.1

News Release	Contact: Bruce Russell (310) 346-6131 brussell@cyanotech.com

Cyanotech Reports Financial Results for the First Quarter of Fiscal 2023

KAILUA KONA, Hawaii (August 10, 2022) — Cyanotech Corporation (Nasdaq Capital Market: CYAN), a world leader in microalgae-based, high-value nutrition and health dietary supplement products, announced financial results for the first quarter of fiscal year 2023, ended June 30, 2022.

Commenting on the first quarter fiscal 2023 results, Cyanotech’s President and Chief Executive Officer, Matthew K. Custer, said: “The disappointing results in the first quarter were driven primarily by the $2.2 million decrease in sales and a higher cost per kilo of astaxanthin.  Lower sales in the quarter related to timing of shipments to a Nutrex customer as we transitioned to their selling platform in the prior year, as well as a decrease in bulk spirulina sales.  The increase in cost for astaxanthin was driven by lower production in the first quarter due to staff shortages.  Production levels normalized late in the first quarter.”

First Quarter Fiscal 2022

Cyanotech reported net sales of $6,716,000 for the first quarter of fiscal 2023 compared to $8,964,000 for the first quarter of fiscal 2022, a decrease of 25.1%. Gross profit was $2,318,000, with gross profit margin of 34.5%, compared to gross profit of $3,672,000, with gross profit margin of 41.0%. Operating loss for the first quarter of fiscal 2023 was $425,000 compared to operating income of $619,000 in the same period of the prior year. Net loss for the current fiscal quarter was $472,000, or $0.08 per diluted share, compared to net income of $520,000, or $0.08 per diluted share, for the same period of the prior year.

Trailing Twelve Months

For the trailing twelve months ended June 30, 2022, compared to the trailing twelve months ended June 30, 2021, net sales were $33,720,000 compared to $33,957,000.  Gross profit was $12,212,000, with gross profit margin of 36.2%, compared to $11,813,000 and 34.8%.  Net income was $1,161,000, or $0.19 per diluted share, compared to net income of $1,302,000, or $0.21 per diluted share, which included $1,389,000 for the forgiveness of the loan under the Paycheck Protection Program.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

Please review the Company’s Form 10-Q for the period ended June 30, 2022 for more detailed information.

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— Cyanotech will host a virtual broadcast at 8:00 PM EDT on Thursday, August 11, 2022 to respond to questions about its operating results and other topics of interest. Interested parties are asked to submit questions to questions@cyanotech.com before 12 p.m. (noon) EDT on Thursday, August 11, 2022. The Company will respond only to relevant questions relating to the Company’s first quarter fiscal 2023 financial performance and will not be accepting any questions or comments during the broadcast.

To join the broadcast, please browse http://cyanotech.com/meet approximately five minutes prior to the start time.

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About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology for more than 30 years, produces BioAstin® Hawaiian Astaxanthin® and Hawaiian Spirulina Pacifica®. These all-natural, dietary ingredients and supplements leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. The Company’s mission is to fulfill the promise of whole health through Hawaiian microalgae. Cyanotech’s BioAstin® offers superior antioxidant activity which supports skin, eye and joint health, as well as recovery from exercise*. Cyanotech's Spirulina products offer nutrition that supports cardiovascular health and immunity*. All Cyanotech products are produced from microalgae grown at our 96-acre facility in Kona, Hawaii using patented and proprietary technology and are Generally Recognized as Safe (“GRAS”) for use in food products. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to dietary supplement, nutraceutical and cosmeceutical manufacturers and marketers. The Company is regulated by the Food and Drug Administration. Visit www.cyanotech.com for more information.

*These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-Q for the first quarter fiscal 2023 ended June 30, 2022, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such, the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

(Unaudited)

	June 30, 2022	March 31, 2022
ASSETS
Current assets:
Cash	$737	$2,589
Accounts receivable, net of allowance for doubtful accounts of $67 as of June 30, 2022 and March 31, 2022	3,201	3,664
Inventories	10,699	9,466
Prepaid expenses and other current assets	386	545
Total current assets	15,023	16,264

Equipment and leasehold improvements, net	11,916	11,885
Operating lease right-of-use assets, net	3,682	3,787
Other assets	95	109
Total assets	$30,716	$32,045

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,927	$2,362
Accrued expenses	1,337	1,412
Customer deposits	79	164
Operating lease obligations, current portion	344	393
Current maturities of long-term debt	386	490
Total current liabilities	4,073	4,821

Long-term debt, less current maturities	4,273	4,336
Long-term operating lease obligations	3,325	3,386
Other long-term liabilities	11	15
Total liabilities	11,682	12,558

Commitments and contingencies

Stockholders’ equity:
Preferred stock of $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock of $0.02 par value, authorized 50,000,000 shares; issued and outstanding 6,203,643 shares at June 30, 2022 and 6,202,223 shares at March 31, 2022	124	124
Additional paid-in capital	33,576	33,557
Accumulated deficit	(14,666)	(14,194)
Total stockholders’ equity	19,034	19,487
Total liabilities and stockholders’ equity	$30,716	$32,045

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(Unaudited)

	Three Months Ended June 30,
	2022	2021

Net sales	$6,716	$8,964
Cost of sales	4,398	5,292
Gross profit	2,318	3,672

Operating expenses:
General and administrative	1,329	1,347
Sales and marketing	1,168	1,550
Research and development	246	156
Total operating expenses	2,743	3,053

(Loss) income from operations	(425)	619

Interest expense, net	(44)	(95)

(Loss) income before income taxes	(469)	524

Income tax expense	3	4

Net (loss) income	$(472)	$520

Net (loss) income per share:
Basic	$(0.08)	$0.09
Diluted	$(0.08)	$0.08

Shares used in calculation of net (loss) income per share:
Basic	6,204	6,117
Diluted	6,204	6,293

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

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